UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RAINMAKER SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
750875304
(CUSIP Number)
DECEMBER 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	750875304

1	NAMES OF REPORTING PERSONS Lacuna Hedge Fund LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,050,787 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,050,787 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,050,787

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 2 to Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13G.
(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 22,348,598 shares of the Issuer’s common stock outstanding as of November 5, 2010, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 12, 2010.

Page 2 of 7 Pages

CUSIP No.	750875304

1	NAMES OF REPORTING PERSONS Lacuna Hedge GP LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,050,787 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,050,787 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,050,787 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Amendment No. 2 to Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13G.
(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 22,348,598 shares of the Issuer’s common stock outstanding as of November 5, 2010, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 12, 2010.

Page 3 of 7 Pages

CUSIP No.	750875304

1	NAMES OF REPORTING PERSONS Lacuna, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,050,787 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,050,787 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,050,787 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.2%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Amendment No. 2 to Schedule 13G is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13G.
(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3) This percentage is calculated based upon 22,348,598 shares of the Issuer’s common stock outstanding as of November 5, 2010, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 12, 2010.

Page 4 of 7 Pages

CUSIP No.	750875304
Item 1(a) Name of Issuer
Rainmaker Systems, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices
900 East Hamilton Avenue, Suite 400
Campbell, CA 95008
Item 2(a) Name of Person Filing
Lacuna Hedge Fund LLLP (“Lacuna Hedge”)
Lacuna Hedge GP LLLP (“Lacuna Hedge GP”)
Lacuna, LLC (“Lacuna LLC”)
Item 2(b) Address of Principal Business Office or, if none, Residence
c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, Colorado 80302
Item 2(c) Citizenship
Lacuna Hedge and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.
Item 2(d) Title of Class of Securities
Common Stock
Item 2(e) CUSIP Number
750875304
Item 3 Not applicable.
Item 4 Ownership

	Shares	Sole	Shared	Sole	Shared
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Lacuna Entity	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	of Class (2)

Lacuna Hedge Fund LLLP	2,050,787	0	2,050,787	0	2,050,787	2,050,787	9.2%

Lacuna Hedge GP LLLP	0	0	2,050,787	0	2,050,787	2,050,787	9.2%

Lacuna, LLC	0	0	2,050,787	0	2,050,787	2,050,787	9.2%

(1)
These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein. These shares do not include 100,000 shares held by the Rawleigh Ralls Individual Retirement Account or 10,000 shares held by Richard O’Leary or 50,000 shares held by his spouse. Mr. Ralls and Mr. O’Leary are members of Lacuna, LLC.

(2)
This percentage is calculated based upon 22,348,598 shares of the Issuer’s common stock outstanding as of November 5, 2010, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2010, filed with the Securities and Exchange Commission on November 12, 2010.

Page 5 of 7 Pages

CUSIP No.	750875304
Item 5 Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More than Five Percent of Another Person
The members of Lacuna LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Lacuna Hedge in accordance with their ownership interests in Lacuna LLC.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8 Identification and Classification of Members of the Group
Not applicable.
Item 9 Notice of Dissolution of Group
Not applicable.
Item 10 Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

CUSIP No.	750875304
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
EXECUTED this 10th day of February, 2011.
LACUNA HEDGE FUND LLLP
By: Lacuna Hedge GP LLLP, its general partner
By: Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP
By: Lacuna, LLC, its general partner

By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC

By:	/s/ Wink Jones
Wink Jones, Managing Director

Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC.